Exhibit 99.1

March 14, 2016

To: Members of the Board of Directors

As the Schedule 13D we filed today indicates, we are one of the largest shareholders of AdCare Health Systems, Inc. ("ADK" or the "Company") and own over 3% of its common shares. We own more shares than all but one of the members of ADK's Board of Directors (the “Board").

We believe ADK's common stock and publicly traded preferred stock have been and continue to be deeply undervalued. Fortunately, we believe there is a clear path to creating shareholder value and we are calling on the Board to publicly endorse and the immediately implement this plan. While we have expressed our thoughts to members of the company's senior management (whom we commend for resolving many of ADK's operational problems), we believe it is now appropriate to share our views with the entire Board.

We believe significant shareholder value can be created by selling ADK either in parts or in whole. A buyer of the company could reap significant benefits by reducing ADK's outrageously high cost of capital and by eliminating virtually all of its corporate overhead (which is quite high relative to projected FFO). Furthermore, we believe ADK (with an equity market capitalization of only $45 million) is too small to justify remaining public considering the significant public company expenses it incurs and the clear lack of interest in the Company from the investment community.

One could argue that ADK should make acquisitions in an effort to grow and hopefully achieve a higher valuation multiple. However, we believe this strategy is naive and not in the best interests of shareholders. We believe ADK's cost of capital is too high to justify making acquisitions and that other company specific and market related issues will prevent ADK from ever achieving an appropriate valuation as a publicly traded entity. Simply put, we believe shareholders would be best served if the company were sold immediately. Conversely, we believe that NOT selling the company today would be a disservice to shareholders as it would force them to spend over $5 million on projected G&A expenses this year alone, to pay for the company's high cost of debt/preferred, to incur market, industry and interest rate risks and, importantly, to not be able to reinvest proceeds received from the sale of ADK into investments with more attractive risk/reward scenarios.

We believe that a not widely read 8k filed on February 9, 2016 highlights the underlying value of ADK's assets and the value that could be created through a sale of the entire company. In this filing, ADK disclosed that it granted a party an option to buy ADK's Arkansas facilities for $55 million or what we believe equates to a 10% cap rate. We believe the Arkansas facilities are ADK's weakest, so if a party is considering paying a 10% cap rate for these facilities, we believe ADK can obtain even more favorable multiples for its more attractive remaining facilities.

March 14, 2016

Page Two

Page 14 of the Company's latest investor presentation (http://www.sec.gov/Archives/edgar/data/1004724/000100472416000166/adcareinvestorpresentati.htm ) provides an interesting illustrative valuation for the Company which we summarize below for your reference:

Assumed Cap Rate	8.0%	8.5%	9.0%	9.5%	10.0%

Implied Equity Value Per Share	$5.46	$4.62	$3.86	$3.20	$2.59

Premium to Stock Price (2/5/16)	163%	122%	86%	54%	25%

Therefore, we call on the Board to immediately implement the following plan which we believe is in the best interests of all shareholders. We also believe this plan will eliminate significant confusion (which contributes to ADK's depressed stock price) which we believe exists among the investment community as to Board's true objectives.

1. Publicly announce that the Board has retained a reputable investment bank to sell the company in whole or in pieces. We believe hiring an investment bank will ensure that the Board has conducted a wide and thorough sale process. We believe making a public announcement is important because it will (i) highlight the opportunity to numerous potential buyers, (ii) indicate to potential buyers that the Board is serious about the sale process and, (iii) give ADK investors confidence that the Board is committed to maximizing shareholder value. Importantly, we see very little downside to making such a public announcement since the company has very few employees and is unlike to incur any business risk.

2. Publicly announce the Company has no plans to pursue acquisitions. As stated above, we believe the company has much better uses of capital than making acquisitions. We believe acquisitions are inherently risky and note that ADK shareholders have historically suffered significantly as a result of poorly conceived acquisitions.

3. Use all excess cash to repurchase common stock or preferred stock. We have illustrated above why we believe ADK's common stock is so undervalued. We also believe that ADK's publicly traded preferred stock (on which the company is current on its dividend payments) is undervalued considering it yields over 13% and has an attractive change of control provision. On a risk/reward basis, we doubt ADK has a better use of its excess cash than repurchasing either its common stock or preferred stock.

Importantly, we believe that many of the Company's other large shareholders would agree with the sentiments expressed in this letter.

We also note that several Board members personally own very little ADK stock, especially if you exclude out of the money options and warrants. In general we get concerned when individuals with very little financial incentive to act in the best interests of shareholders are given the power to determine the fate of all shareholders.

We are large and long-standing shareholders who have seen significant shareholder value destroyed over the years. We believe the path to maximizing shareholder value is clear and that the Board should act immediately to implement our plan. We are prepared to take all actions necessary to ensure that shareholders' best interests are being looked after.

If you would like to discuss this matter, we can be reached at (212) 251-3381 or at ef@echolakecapital.com.

Sincerely,

/s/ Ephraim Fields

Ephraim Fields